July 16, 2009
Mr. Rufus Decker
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E. Stop 7010
Washington, DC 20549

RE:	Airgas, Inc. — Commission file No.001-09344 Airgas, Inc. Form 10-K for the year ended March 31, 2009
Dear Mr. Decker:
This letter is in response to your comments furnished to Airgas, Inc. (the “Company”) on June 22, 2009 regarding the filing noted above. We appreciate the assistance that the Staff of the U.S. Securities and Exchange Commission (the “Commission”) provided to us regarding questions about the nature of the comments.
We have presented your original comments followed by our response to each comment below. We hope that you will find our responses to be complete and in sufficient detail to satisfactorily address your comments. Additionally, we acknowledge that we are responsible for the adequacy and accuracy of the disclosures in our filings; that the Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
FORM 10-K FOR THE YEAR ENDED MARCH 31, 2009
General
1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.
Airgas Response:
We agree to provide the additional disclosures or revisions as noted in the responses below in our future filings with the Commission on Form 10-K and Form 10-Q, as applicable. Sample disclosures, for illustration purposes only, are included below as appropriate.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates, page 40
2.	You disclose on pages 41 and 42 that you perform your annual goodwill impairment tests as of October 31 of each year and that your sensitivity analysis indicated a hypothetical 10% decrease in the fair value of each reporting unit as of October 31, 2008 would have triggered the need to perform additional step 2 analyses for three of your reporting units. In light of the weak fourth quarter sales environment for fiscal 2009 as described starting on page 20, please tell us how you considered whether an interim impairment analysis as of March 31, 2009 was appropriate for the three reporting units at risk for additional analyses based on your October 31, 2008 assessment. Please tell us the qualitative and quantitative factors you considered (including the factors listed in paragraph 8 of SFAS 144) in determining that either no interim analysis was necessary or that an interim analysis was performed and did not result in any impairment losses as of March 31, 2009.
Airgas Response:
Our fourth quarter operating results were negatively impacted by the broad economic decline experienced in the United States. However, our cash flows were strong; our operating companies do not have a history of losses, and they are not projected to have future losses. With respect to the carrying value of goodwill at March 31, 2009, we principally analyzed two aspects of our fourth quarter results versus our October 31, 2008 goodwill impairment analysis. First, we reviewed the impact of changing market conditions on the weighted average cost of capital used to discount the projected cash flows of each of our reporting units. Secondly, we compared the actual operating results of our reporting units to the forecast for the same period used in our October 31, 2008 goodwill impairment analysis.

With respect to our weighted average cost of capital, between our annual impairment test and our fiscal year end a decline in both the risk free interest rate and corporate bond rates was partially offset by an increase in the equity risk premium. As a result, the discount rates applied in our October 31, 2008 goodwill impairment analysis were higher than the rates applicable at our fiscal year end.

With respect to actual versus forecasted operating results, we prepared the projected cash flows used in our annual goodwill impairment test reflecting recessionary assumptions that included declining sales, profitability and cash flows. At March 31, 2009, we compared the actual operating results of our reporting units to the forecasted operating results used to prepare our projected cash flows that were used in our impairment analysis. For the three at risk reporting units, each reporting unit’s actual fourth quarter operating income and EBITDA were greater than the forecast amounts used in our October 31, 2008 goodwill impairment analysis. However, there was one other reporting unit whose fourth quarter actual operating results fell measurably short of the October 2008 forecast. Additionally in the fourth quarter, there were a group of assets associated with a single reporting unit which we analyzed for impairment.

For the three at risk reporting units, as a result of both a slightly lower weighted average cost of capital and operating results that exceeded the forecasted results used in our annual goodwill impairment test, we concluded that an interim goodwill impairment test as of March 31, 2009 was not necessary. For the reporting unit whose fourth quarter actual operating results fell measurably short of the October 2008 forecast and for the reporting unit with the asset group analyzed for impairment, we prepared interim goodwill impairment analyses as of March 31, 2009. For both reporting units tested, there was no indication of impairment. We continue to evaluate events and changes in circumstances for indications that the carrying values of our long-lived assets, including goodwill, may not be recoverable. If adverse economic conditions persist, we will, of course, prepare additional interim tests for goodwill impairment as warranted.
Consolidated Financial Statements
Note 11 — Derivative Instruments and Hedging Activities, page F-30
3.	Please either revise your filing to provide the disclosures required by paragraph 3(b) of SFAS 161 or confirm to us that your derivative instruments have no credit-risk related contingent features.
Airgas Response:
We confirm that our interest rate swap agreements (i.e., our derivative instruments) do not contain credit-related contingent features (e.g., material adverse change clauses or payment acceleration clauses). Accordingly, the disclosure requirements of paragraph 3(b) of SFAS 161 were not applicable.

4.	It appears that your presentation of the components of net change in fair value of interest rate swap agreements in the Statement of Stockholders’ Equity for the year ended March 31, 2009 is not consistent with your tables on page F-31 demonstrating the effect of derivative instruments on the Consolidated Statements of Earnings. For example, it appears that the $8.3 million gain recognized in other comprehensive income for interest rate swaps is net of the $13 million in losses reclassified from accumulated other comprehensive income into income for the year ended March 31, 2009. Since it appears you have chosen the net presentation for all classifications of other comprehensive income as described in paragraph 20 of SFAS 130, please revise the table on page F-31 titled “Amount of Gain (Loss) Recognized in OCI on Derivative” to disclose the gross changes in other comprehensive income as a result of interest rate swaps.
See Airgas Response below.
5.	Please disclose the components of accumulated other comprehensive income (loss) as of each balance sheet date as required by paragraph 26 of SFAS 130.
Airgas Response:
We reviewed the disclosure requirements in paragraphs 20 and 26 of SFAS 130 and agree to modify our future filings as discussed below. With respect to our future disclosure of derivatives designated as hedging instruments in the table on page F-31 referenced above, we will add a disclosure that “The amount of gain (loss) recognized in OCI on Derivatives are presented net of gains (losses) reclassified from AOCI into income.” Additionally, we propose adding the table reflected below, presented for illustration purposes only, to our stockholders’ equity disclosures in our future Form 10-Ks and Form 10-Qs.

(14) STOCKHOLDERS’ EQUITY
(f) Comprehensive Income
     The Company’s comprehensive income was $255 million, $214 million and $154 million for the years ended March 31, 2009, 2008 and 2007, respectively. Comprehensive income consists of net earnings, foreign currency translation adjustments, the net change in the fair value of interest rate swaps and the net tax expense or benefit of other comprehensive income items. Net tax expense or benefit of comprehensive income items pertains to the Company’s interest rate swap agreements only, as foreign currency translation adjustments relate to permanent investments in foreign subsidiaries. The net change in the fair value of interest rate swaps reflects valuation adjustments for changes in interest rates, as well as cash settlements with the counterparties. The table below presents the gross and net changes in and the balances within each component of accumulated other comprehensive income (loss) for the years ended March 31, 2009, 2008 and 2007.

			Total
			Accumulated
	Foreign Currency		Other
	Translation	Interest Rate	Comprehensive
(In thousands)	Adjustment	Swap Agreements	Income (Loss)
Balance April 1, 2006	$4,181	$570	$4,751
Foreign currency translation adjustments	2	—	2
Change in fair value of interest rate swap agreements	—	(2,225)	(2,225)
Reclassification adjustments to income	—	1,375	1,375

Net change in fair value of interest rate swap agreements	—	(850)	(850)
Net tax benefit of comprehensive income items	—	280	280

Net change after tax of comprehensive income items	2	(570)	(568)

Balance March 31, 2007	$4,183	$—	$4,183

Foreign currency translation adjustments	4,738	—	4,738
Change in fair value of interest rate swap agreements	—	(21,019)	(21,019)
Reclassification adjustments to income	—	63	63

Net change in fair value of interest rate swap agreements	—	(20,956)	(20,956)
Net tax benefit of comprehensive income items	—	7,322	7,322

Net change after tax of comprehensive income items	4,738	(13,634)	(8,896)

Balance March 31, 2008	$8,921	$(13,634)	$(4,713)

Foreign currency translation adjustments	(11,451)	—	(11,451)
Change in fair value of interest rate swap agreements	—	21,455	21,455
Reclassification adjustments to income	—	(13,130)	(13,130)

Net change in fair value of interest rate swap agreements	—	8,325	8,325
Net tax expense of comprehensive income items	—	(2,914)	(2,914)

Net change after tax of comprehensive income items	(11,451)	5,411	(6,040)

Balance March 31, 2009	$(2,530)	$(8,223)	$(10,753)

* * *

Please contact the undersigned with additional comments or questions. (Direct Dial 610-902-6222; Fax 610-225-3271).
Sincerely,

/s/ Thomas M. Smyth
Thomas M. Smyth
Vice President and Controller
(Principal Accounting Officer)

cc:	Peter McCausland, Chairman and Chief Executive Officer
Mike Molinini, Executive Vice President and Chief Operating Officer
Robert M. McLaughlin, Sr. Vice President and Chief Financial Officer
Robert Young, Sr. Vice President and General Counsel
Dan Moriarty, Director of External Reporting
Chris Hall, Senior Manager of Financial Reporting
Melissa Violand, Manager of Financial Reporting
Audit Committee
Disclosure Committee
Nancy Weisberg, McCausland Keen & Buckman
Mike McAleer, KPMG LLP